

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 20, 2017

Robert A. Berman
Chief Executive Officer
Novume Solutions, Inc.
14420 Albemarle Point Place
Suite 200
Chantilly, VA 20151

> **Re:** **Novume Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 13, 2017**
> **File No. 333-216014**

Dear Mr. Berman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2017 letter.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 3 - Pro Forma Adjustments, page 112-113

1.   We note your response to comment 12. Please describe how you determined the purchase price consideration of $6,007,650 for the common stock issued to the Brekford shareholders.

2.   We note your response to comment 13. It appears that the interest expense of $63,519 was calculated for the year ended December 31, 2016. If so, please revise or advise.

Robert A. Berman
Novume Solutions, Inc.
July 20, 2017
Page 2

Material U.S. Federal Income Tax Consequences of the Mergers, page 122

3.   We note your response to comment 6; however, the third paragraph on page 123 still limits the discussion to "certain" material U.S. federal income tax considerations. Please note that all material U.S. federal income tax consequences to investors should be discussed. Refer to Section III.C.1 of Staff Legal Bulletin 19.

4.   The last paragraph on page 122 indicates that tax counsel to Brekford, Sichenzia Ross Ference Kesner LLP, will opine that no gain or loss "should" be recognized by shareholders in connection with the transaction while tax counsel to KeyStone, Crowell & Moring, will opine that no gain or loss "will" be recognized by shareholders. Please clarify why there is a different level of certainty contained in each of the tax opinions.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

                                Sincerely,

                                /s/ Larry Spirgel

                                Larry Spirgel
                                Assistant Director
                                AD Office 11 – Telecommunications

cc: Morris F. DeFeo, Jr., Esq.
        Crowell & Moring LLP